UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Biologic Products Holdings, Inc. (the “Company”) today announced that its board of directors (the “Board”) appointed Dr. Bing Li as the chief executive officer of the Company, and Mr. Zhijun Tong, the former acting chief executive officer, as the president of the Company, effective August 13, 2018. The press release announcing the appointment is included as Exhibit 99.1 to this Form 6-K.

Upon his appointment as the chief executive officer, Dr. Bing Li ceased to be an independent director of the Board, and as a result, the eight-member Board currently contains four independent directors. As a foreign private issuer, the Company has elected to follow Cayman Islands home country practice regarding the composition of the Board and take an exemption from the requirement under NASDAQ Stock Market Rule 5605(b) that a majority of the Board be comprised of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	August 13, 2018	By:	/s/ David Hui Li
			Name:	David Hui Li
			Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated August 13, 2018 titled “China Biologic Names Bing Li as New CEO”